Exhibit

Exhibit Description

99.1	Announcement on 2010/12/27: To announce related materials on acquisition of machinery and equipment.

99.2	Announcement on 2010/12/27: To announce related materials on acquisition of machinery and equipment.

99.3	Announcement on 2011/01/04: UMC will attend investor conferences on 2011/01/05

99.4	Announcement on 2011/01/07: Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related information on acquisition of Real estate

99.5	Announcement on 2011/01/13: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2011/01/24: Represent subsidiary Wavetek Microelectronics Corporation to announce related materials on investment of mainland Chinese company

99.7	Announcement on 2011/01/25: UMC will convene 4Q 2010 investor conference

99.8	Announcement on 2011/01/07: December Revenue

99.9	Announcement on 2011/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/11/15~2010/12/27
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 784,468,400 NTD; total transaction price: $ 784,468,400 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/02/12~2010/12/27
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 766,476,545 NTD; total transaction price: $ 766,476,545 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML TAIWN LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2011/01/05

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/01/05

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Las Vegas, USA

3.Financial and business related information: The Company will attend the Nomura CES 2011 Conference held by Nomura from 2011/01/05 to 2011/01/06 in Las Vegas, USA.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.4

Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related information on acquisition of Real estate

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Tainan Technology Industrial Park Ke Gong Section No. 228¡B230¡B231¡B235¡B236¡B240 Land.

2.Date of the occurrence of the event:2011/01/07

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:53,408.33 square meters, equivalent to 16,156 ping. Unit price per ping:$43,254 NTD.Total transaction price:$698,819,000 NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Industrial Development Bureau, Ministry of Economic Affairs; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Business operation needs. Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Based on Public Tender Regulation.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:Comparing with Public tender, calculation by the public bidding based price, The board of directors.

10.Name of the professional appraisal institution and its appraisal amount:Not applicable.

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable.

12.Is the appraisal report price a limited price or specific price?:Not applicable.

13.Has an appraisal report not yet been obtained?:Not applicable.

14.Reason an appraisal report has not yet been obtained:Not applicable.

15.Broker and broker’s fee:No

16.Concrete purpose or use of the acquisition or disposition: Based on company future expansion needs.

17.Do the directors have any objection to the present transaction?:No

18.Any other matters that need to be specified:None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/12/05~2011/01/13
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $ 535,160,976 NTD; total transaction price: $ 535,160,976 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary Wavetek Microelectronics Corporation to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event:2011/01/24

2.Method of the present increase (decrease) in investment:Invest mainland Chinese company Wavetek Microelectronics (Shan Dong) Limited by Wavetek Microelectronics Investment (HK) Limited

3.Transaction volume, price per unit, and total monetary amount of the transaction:US$9,000,000

4.Company name of the invested mainland Chinese company: Wavetek Microelectronics (Shan Dong) Limited

5.Paid-in capital of said invested mainland Chinese company: US$0 before capital increase

6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$9,000,000

7.Main business items of said invested mainland Chinese company:Compound semiconductor chips manufacturing

8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable

9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:US$0

10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:US$0

11.Amount of actual investment to date in said invested mainland Chinese company:US$9,000,000
12.Counterparty to the transaction and its relationship to the Company:The Company’s subsidiary
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable

14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times:Not applicable

15.Gain (or loss) on disposal:Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:one-time payment, none
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:By Board of Directors
18.Broker:None

19.Concrete purpose of the acquisition or disposal:Long-term investment

20.Do the directors have any objection to the present transaction?:No

21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date:US$0

22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period:Not applicable

23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:Not applicable

24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:Not applicable

25.Total amount of actual investment in the mainland China area to date:US$0

26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:Not applicable

27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:Not applicable

28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:Not applicable

29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:US$0

30.Amount of profit remitted back to Taiwan for the most recent three fiscal years:US$0

31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

32.Any other matters that need to be specified:None

Exhibit 99.7

UMC will convene 4Q 2010 investor conference

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/01/26

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information:UMC Q4 2010 Financial and Operating Results.

4.If a press release is distributed, the content of the press release: Press release will be released on the date of the investor conference.

5.Any other matters that need to be specified: None.

Exhibit 99.8

United Microelectronics Corporation
January 7, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
December	Invoice amount	7,219,060	6,816,187	402,873	5.91%
2010	Invoice amount	86,519,830	68,007,459	18,512,371	27.22%
December	Net sales	10,178,453	9,292,732	885,721	9.53%
2010	Net sales	120,430,736	88,617,572	31,813,164	35.90%

2)	Funds lent to other parties (NT$ Thousand) :

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	21,605,010
UMC’s subsidiaries	0	0	1,938,499

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	754,780	—
Fair Value	2,857	0
Net Profit from Fair Value	(72,508)	(88,410)
Written-off Trading Contracts	60,056,972	15,000,000
Realized profit (loss)	266,961	88,612

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	0
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.9

United Microelectronics Corporation
For the month of December, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	November 30, 2010	December 31, 2010	Changes

Chairman	Stan Hung	10,041,452	11,641,452	1,600,000

Chief Operating Officer	Wen-Yang Chen	3,442,153	3,802,153	360,000

Senior Vice President	Po-Wen Yen	1,968,917	2,328,917	360,000

Chief Executive Officer	Shih-Wei Sun	11,556,740	12,276,740	720,000

Chief HR Officer	Steven Sheng	250,000	475,000	225,000

Vice President	Shan-Chieh Chien	1,974,648	2,244,648	270,000

Vice President	Kevin Lee	1,193,944	1,553,944	360,000

Vice President	SR Sheu	1,096,892	1,348,892	252,000

Vice President	M. L. Liao	1,255,809	1,525,809	270,000

Vice President	IC Chen	0	225,000	225,000

Chief Financial Officer	Chitung Liu	1,510,217	1,780,217	270,000

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	November 30, 20100	December 31, 2010	Changes
N/A